Exhibit 99.73

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI OTCQX ticker symbol: KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. BROCK 9-3H & GLENN 16-3H WELLS PRODUCING

AT A COMBINED RATE OF 1,760 BOEPD FOR THE LAST 8 DAYS

Thousand Oaks, CALIFORNIA, December 13, 2022 – Kolibri Global Energy Inc. (the “Company” or “KEI”) (TSX: KEI, OTCQX: KGEIF) is providing an update on its latest wells in its Tishomingo field in Oklahoma.

Brock 9-3H Well & Glenn 16-3H Well

The Brock 9-3H well (100% working interest) has averaged about 900 Barrels of oil equivalent per day (“BOEPD”) (765 Barrels of oil per day (“BOPD”)) for the last eight days as the well has been flowing back the completion stimulation fluid.

The Glenn 16-3H well (100% working interest) has averaged about 860 BOEPD (690 BOPD) for the last eight days as the well has been flowing back the completion stimulation fluid.

Emery 17-2H Well

The Emery 17-2H well* (98.725% working interest) has averaged about 740 BOEPD (580 BOPD) for the last twenty-five days as the well has been cleaning up after the completion.

Wolf Regener, President and CEO, commented, “These latest three wells are currently adding over 2,500 BOEPD to our previous production, which in the third quarter was 1,700 BOEPD. Based on how these wells are currently performing, we anticipate easily exceeding our 2,700 BOEPD forecast exit rate at year-end. While early in the production cycle, the five wells we drilled this year with our latest generation completion technique are showing some of the best early results we have had in this field. This demonstrates the consistency that management believes it can continue to achieve.

The very strong early results of the Brock 9-3H and Glenn 17-3H are occurring while the wells are still flowing up casing as the tubing is scheduled to be installed in the coming weeks. We are also extremely pleased with the 740 BOEPD 25-day initial production rate (“IP25”) from the Emery 17-2H well, which is also still flowing up casing.

To put this excellent well performance in perspective, the forecasted 30-day proved curve case (IP30) utilized by our third-party engineering firm for our December 31, 2021 reserve report was 388 BOEPD (“Reserve Report IP30”), while the initial 30-day type curve used by the Company’s management for wells in the corridor assumes a 472 BOEPD IP30 rate (“Management IP30”). The Emery 17-2H well 25-day IP, the Brock 9-3H well 8-day IP and the Glenn 17-3H 8-day IP rates are all higher than the comparable IP day rates for both the Barnes 8-4H well that was drilled earlier this year and the Glenn 16-2H well. The Glenn 16-2H well was drilled a few years ago in the corridor and was completed with the first generation of our latest completion design. The Barnes 8-4H and the Glenn 16-2H wells ended up with IP30 rates that were about 1.5 and 1.6 times higher, respectively, than the Reserve Report IP30.

Based on the current performance of the wells and the expectation that they will perform similarly to our previous core area wells, we anticipate that all the wells will end up with IP30 rates that are much higher than the Reserve Report IP30 and above the Management IP30. However, there can be no assurance as to what each well’s IP30 rate or ultimate productivity will be.”

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil, gas, and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQX under the stock symbol KGEIF.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com

Cautionary Statements

In this news release and the Company’s other public disclosure: The references to barrels of oil equivalent (“Boes”) reflect natural gas, natural gas liquids and oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves. The type curve utilized by the Company’s management is the average of the 7 Caney wells that were drilled prior to December 31st, 2021, are located in the Corridor (well names can be found on the Company’s Corporate presentation), with lateral lengths normalized to a 4,900 ft lateral length, the other assumptions are the same as in the Company’s December 31, 2021 independent reserves evaluation.

* The Emery 17-2H was referred to as the Emery 17-3H in the Company’s previous news release.

Readers should be aware that references to initial production rates and other short-term production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery. Readers are referred to the full description of the results of the Company’s December 31, 2021 independent reserves evaluation and other oil and gas information contained in its Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2021, which the Company filed on SEDAR on March 8, 2022.

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing of and expected results from planned wells development, the anticipated IP30 rate of the Emery 17-2H well, the Barnes 9-3H well and the Glenn 16-3H well, tubing is scheduled to be installed in the coming weeks, the forecast exit rate at year-end, and management’s expectation regarding achieving consistency in future wells. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the Company will continue to be able to access sufficient capital through financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment or labor are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedar.com, any of which could result in delays, cessation in planned work or loss of one or more concessions and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.